SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 4, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 3 pages.

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Vice Chairman’s and Director’s Resignations

Buenos Aires, August 4, 2005.

Señores

COMISION NACIONAL DE VALORES

Pte.-

____________________________________

Ref.: Vice Chairman’s and               Director’s Resignations and

Appointment of a Replacements

Dear Sirs,

As Transportadora de Gas del Sur’s attorney in law, I apprise you, as provided by the regulation in force, that Mr. Eduardo M. Ojea Quintana and Víctor Díaz Bobillo submitted their resignations as Vice Chairman and Director respectively to TGS’s Board of Directors in the meeting held on 08/03/05.

In said meeting, the Board appointed former Alternate Director Mr. Alberto Oucinde in replacement of  Mr. Ojea Quintana and  former Alternate Director Mr. Carlos De La Vega in replacement of Mr. Díaz Bobillo.

Faithfully yours,

Adrián E. Hubert

                                                                        Attorney in fact